UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended March 31, 2005

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Karnataka, India
(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F ☑ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12
EXHIBIT 99.13

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter and financial year ended March 31, 2005. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

     On April 22, 2005, we announced our results of operations for the three months and financial year ended March 31, 2005. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2.

     On April 22, 2005, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as Exhibits 99.4 and 99.5.

     Our officers gave interviews with Dow Jones Newswires, Reuters, CNBC, the Economic Times, TV Channel NDTV, the Financial Times and Bloomberg concerning our results. Copies of the transcripts of these interviews are attached as Exhibits 99.6, 99.7, 99.8, 99.9, 99.10, 99.11 & 99.12 respectively, to this Form 6-K.

     Lastly, we placed advertisements in certain Indian newspapers concerning our results of operations for the three months and financial year ended March 31, 2005 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.13.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Corporate Executive Vice President, Finance

Dated: April 27, 2005

2

INDEX TO EXHIBITS

Exhibits
99.1	U.S. GAAP Press Release

99.2	Indian GAAP Press Release

99.3	Transcript of April 22, 2005 Press Conference

99.4	Transcript of April 22, 2005 11:30 a.m. Earnings Call

99.5	Transcript of April 22, 2005 7:15 p.m. Earnings Call

99.6	Transcript of April 22, 2005 Dow Jones Interview with Suresh Senapaty, Corporate Executive Vice President, Finance & CFO of Wipro Limited

99.7	Transcript of April 22, 2005 Reuters Interview with Vivek Paul, Vice Chairman of Wipro Limited

99.8	Transcript of April 22, 2005 CNBC India Question-and-Answer Session with Company’s Officers

99.9	Transcript of April 22, 2005 Economic Times Interview with Suresh Vaswani, President of Wipro Limited (Infotech Division)

99.10	Transcript of April 22, 2005 TV Channel NDTV Interview with Suresh Senapaty, Corporate Executive Vice President, Finance & CFO of Wipro Limited and Raman Roy, Chairman, Wipro BPO Solutions Limited

99.11	Transcript of April 22, 2005 Financial Times Interview with Vivek Paul, Vice-Chairman of Wipro Limited

99.12	Transcript of April 22, 2005 Bloomberg Interview with Suresh Senapaty, Corporate Executive Vice President, Finance & CFO of Wipro Limited

99.13	Form of Advertisement Placed in Indian Newspapers

3